AB

vf 4-26-02

02022471

[UN]ITED STATES
[SECURITIES AN]D EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-49371

SEC MAIL PROCESSING RECEIVED APR 17 2002 WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Shattan Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Madison Avenue
(No. and Street)

New York, (City) | New York (State) | 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

G. Kevin Fechtmeyer | CFO | 212-308-9200 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner & Lubin LLP
(Name — if individual, state last, first, middle name)

444 Madison Avenue (Address) | New York (City) | New York (State) | 10022 (Zip Code)

PROCESSED MAY 02 2002 THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, G. Kevin Fechtmeyer CFO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Shattan Group LLC, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

G. ESTHER SANTOS
Notary Public, State of New York
No. 01SA6008373
Qualified in Queens County
Commission Expires June 8, 2002

G. Esther Santos
Notary Public

Chief Financial Officer
Signature

G K Fechtmeyer
Title
MD

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) and changes in members' equity.
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE SHATTAN GROUP LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2001

THE SHATTAN GROUP LLC

- INDEX -

FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULES

EISNER & LUBIN LLP

444 MADISON AVENUE • NEW YORK, N.Y. 10022 (212) 751-9100
E-Mail: mail@eisnerlubin.com • Web: www.eisnerlubin.com • Fax (212) 750-3262

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To The Members
The Shattan Group LLC

We have audited the accompanying statement of financial condition of The Shattan Group LLC as at December 31, 2001 and the related statements of income and changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Shattan Group LLC as at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages nine and ten is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner & Lubin LLP

EISNER & LUBIN LLP

New York, New York
February 1, 2002

THE SHATTAN GROUP LLC

STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 1,124,311
Accounts receivable (net of $88,257 allowance for doubtful accounts)	103,660
Prepaid expenses	111,686
Prepaid income taxes	28,745
Due from member	298,154
Deferred income taxes	3,500
Investments	179,487
Restricted cash and investment	347,386
Fixed assets, net	1,055,120
Other assets	387
TOTAL	$ 3,252,436

LIABILITIES

Accounts payable	$ 45,654
Accrued expenses	159,575
Deferred rent cost	128,414
Total liabilities	333,643

MEMBERS' EQUITY

Members' equity	2,918,793
TOTAL	$ 3,252,436

The notes to financial statements are made a part hereof.

THE SHATTAN GROUP LLC

STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Placement fees	$ 2,042,212
Advisory fees	106,972
Finders fee	53,985
Interest and dividend income	105,724
Total revenues	2,308,893
Operating expenses:	
Management fees - related party	630,000
Salaries and benefits	1,083,627
Bad debts expense	88,257
Occupancy	617,649
Advertising	67,408
Information services	77,999
Professional fees	134,504
Depreciation and amortization	124,831
Regulation fees	28,429
Other expenses	269,861
Total operating expenses	3,122,565
(Loss) before income taxes	(813,672)
Income tax (benefit)	(2,006)
NET (LOSS)	(811,666)
Members' equity - January 1, 2001	3,730,459
MEMBERS' EQUITY - DECEMBER 31, 2001	$ 2,918,793

The notes to financial statements are made a part hereof.

THE SHATTAN GROUP LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net (loss)	$ (811,666)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:	
Depreciation and amortization	124,831
Loss on abandonment of fixed assets	10,662
Straight-line rent adjustment	68,660
Allowance for doubtful accounts	88,257
Deferred income taxes	(1,500)
Investment received in lieu of cash for fees	(125,550)
(Increase) decrease in assets:	
Accounts receivable	(153,946)
Prepaid expenses	1,558
Other assets	(387)
Income taxes	(26,845)
Increase in liabilities - accounts payable and accrued expenses	44,429
Net cash (used in) operating activities	(781,497)
Cash flows from investing activities:	
Fixed asset additions	(904,899)
Restricted cash and investment	(11,911)
Due from member	(11,970)
Investments	(25,134)
Net cash (used in) investing activities	(953,914)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,735,411)
Cash and cash equivalents - January 1, 2001	2,859,722
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2001	$1,124,311
Supplementary information:	
Cash paid during the year for:	
Income taxes	$ 28,035
Noncash investing activity - investment received in lieu of cash for fees	$ 125,550

The notes to financial statements are made a part hereof.

(Note A) - Organization and Operations:

The Shattan Group LLC (the Company) was organized as a Limited Liability Company to provide private placement and financial advisory services. Members' personal liability for debts of the Company is limited to the same extent as shareholders' liability for corporate debts.

As of February 1, 2000, the Company sold member interests aggregating 11.017% to outside investors (Investors) for proceeds of $3,900,000 less legal fees. The remaining 88.983% was transferred to SMF Management Company LLC (SMF), which is wholly-owned by the managing directors of the Company.

The amended and restated Limited Liability Company Agreement requires that the Investors sell their interest in the Company upon certain sales by SMF. Additionally, SMF has the right to purchase the Investors' interests on February 1, 2005 at fair market value (as defined) provided that the Investors have received a 12% annual return on their investment.

(Note B) - Significant Accounting Policies:

(1) Method of Accounting - The Company recognizes assets, liabilities, revenues and expenses on the accrual method of accounting for financial statement presentation and on the cash basis for income tax purposes.

Non-refundable fees are recorded in income when received or earned. Other fees are recorded in income at the closing of each transaction.

(2) Cash and Cash Equivalents - The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents for purposes of reporting cash flows. Cash and cash equivalents includes a money market fund of $1,122,182 at December 31, 2001.

(3) Fixed Assets - Fixed assets are recorded at cost and are being depreciated using the straight-line method over their estimated economic useful lives for financial reporting purposes and accelerated methods for income tax purposes.

(4) Investments - Investments are valued at market value and securities not readily marketable are valued at fair value as determined by management.

(Note B) - Significant Accounting Policies (Continued):

(5) Income Taxes - The Company in its status as a Limited Liability Company is not a taxable entity for Federal and New York State purposes and elements of income and expenses will flow through and be taxed to its members. The Company is required to pay a City of New York income tax and therefore, a provision and liability has been included in these financial statements. Deferred income taxes are provided for differences in reporting for financial accounting and income tax purposes.

The income tax benefit differs from the amount which would be provided by applying the statutory rate primarily due to guaranteed payments to partners which are not deductible for tax purposes.

(6) Advertising Expense - The Company expenses the cost of advertising as incurred.

(7) Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in financial statements and accompanying notes. Actual results could differ from those estimates.

(Note C) - Fixed Assets:

Fixed assets are summarized as follows:

		Estimated Useful Lives
Computer and office equipment	$ 222,156	5 - 7
Furniture and fixtures	230,772	5
Leasehold improvements	788,988	Life of Lease
Total	1,241,916	
Less accumulated depreciation	186,796	
Net	$ 1,055,120	

(Continued)

(Note D) - Revenues:

The Company earned, as part of fees for services rendered, warrants issued by various clients. These warrants were issued to the Company, and to the members of the Company in proportion to their ownership interests and expire through 2010. At December 31, 2001, none of the warrants issued to the Company had market value.

(Note E) - Related Party Transactions:

(1) During the year, the Company paid SMF a management fee of $630,000. The Company is required to pay SMF management fees which increase at a rate of 5% a year.

(2) Amount due from member bears interest at the applicable annual Federal rate.

(Note F) - Lease Commitments:

The Company leases office space under an operating lease expiring November 2010.

Minimum future annual rental payments at December 31, 2001 are as follows:

2002	$ 482,000
2003	484,000
2004	502,000
2005	502,000
2006	503,000
Thereafter	1,996,000
Total	$ 4,469,000

In addition, the Company is responsible for its share of increases in building taxes and operating expenses.

Rent expense for the year ended December 31, 2001 was $551,208.

The Company delivered a letter of credit in the amount of $311,850 as security for the lease. In order to secure the letter of credit, the Company, maintains collateral with the issuer. As of December 31, 2001, the total restricted investment amounted to $347,386 which consisted of cash and a money market fund.

(Continued)

(Note G) - Profit Sharing Plan:

The Company's contributions to the 401(K) profit sharing plan was $12,582 for the year ended December 31, 2001.

(Note H) - Advertising Expense:

Advertising expense was $67,408 for the year ended December 31, 2001.

(Note I) - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital and aggregate indebtedness of $767,682 and $333,643, respectively. The net capital ratio was .435 to 1 or 43.5%, compared to a maximum allowable percentage of 1500%. Net capital exceeded requirements by $734,318.

(Note J) - Annual Report:

Pursuant to the Securities and Exchange Commission Rule 17a-5, the Statement of Financial Condition is available for examination at the Company's principal place of business, 540 Madison Avenue, New York, N.Y. 10022 and at the regional office of the Commission located at 233 Broadway, New York, N.Y. 10279.

THE SHATTAN GROUP LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2001

Net capital:	
Members' equity	$ 2,918,793
Deductions and charges - non-allowable assets	2,128,625
Net capital before haircuts	790,168
Haircuts on money market funds	22,486
Net capital	$ 767,682
Aggregate indebtedness	$ 333,643
Computation of basic net capital requirement:	
Minimum net capital required	$ 22,242
Excess net capital	$ 745,440
Excess net capital at 1,000%	$ 734,317
Ratio: aggregate indebtedness to net capital (.435 to 1)	43.5%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 757,104
Decrease in net (loss)	61,862
Increase in non-allowable assets	(51,284)
Net capital per above	$ 767,682

The notes to financial statements are made a part hereof.

THE SHATTAN GROUP LLC

EXEMPTION FROM RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3 (k) (2) (i)
DECEMBER 31, 2001

The Company is exempt from reserve requirements under SEC Rule 15c3-3 sub-paragraph (k) (2) (i) as it meets all the requirements of the Rule.

The notes to financial statements are made a part hereof.

EISNER & LUBIN LLP

444 MADISON AVENUE • NEW YORK, N.Y. 10022 (212) 751-9100
E-Mail: mail@eisnerlubin.com • Web: www.eisnerlubin.com • Fax (212) 750-3262

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Structure

To the Members
The Shattan Group LLC

In planning and performing our audit of the financial statements and supplemental schedules of The Shattan Group LLC (the Company) for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

EISNER & LUBIN LLP
CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Eisner & Lubin LLP

EISNER & LUBIN LLP

New York, New York
February 1, 2002